VF 3-12-02

02019702

NITED STATES
D EXCHANGE COMMISSION
...shington, D.C. 20549

RECEIVED MAR 0 1 2002 WASH. D.C. 385 SECTION

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SEC FILE NUMBER
8- 49216

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USAllianz Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Blvd.
(No. and Street)

(City)	(State)	(Zip Code)
Minneapolis,	MN	55416

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristi Bizer 763-765-7120
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
4200 Wells Fargo Center 90 South Seventh street	Minneapolis	MN	55402

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristi Bizer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BYRON WESLEY
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2005

Signature

Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

xx (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAllianz Securities, Inc.

Year ended December 31, 2001

Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
USAllianz Securities, Inc.

We have audited the accompanying statement of financial condition of USAllianz Securities, Inc. as of December 31, 2001 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Schedule is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

January 25, 2002

USAllianz Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and clearing deposit	$	2,584,460
Receivable from registered representatives		176,511
Concessions receivable		300,181
Deferred tax asset		182,324
Total assets	$	3,243,476

Liabilities and stockholder's equity

Payable to parent	$	897,613
Commissions payable		514,579
Accounts payable		461,506
Other liabilities		257,762
Total liabilities		2,131,460
Stockholder's equity:		
Common stock, authorized 100,000 shares; $.01 par value, issued and outstanding 100 shares		1
Additional paid-in capital		10,709,999
Retained deficit		(9,597,984)
Total stockholder's equity		1,112,016
Total liabilities and stockholder's equity	$	3,243,476

See accompanying notes.

USAllianz Securities, Inc.

Statement of Operations

Year ended December 31, 2001

Revenue:	
Concessions	$ 12,245,984
Investment advisory fees	23,421
Other revenue	792
Total revenue	12,270,197
Expenses:	
Commissions	10,733,190
Salaries and employee benefits	3,771,588
Information technology	1,103,500
Legal	507,629
Printing & office supplies	389,895
Advertising & public relations	342,649
Postage & Telephone	290,673
Office rent & utilities	276,671
Meetings and seminars	231,654
Taxes, licenses & fees	226,837
Travel & entertainment	212,104
Depreciation & amortization	191,998
Computer hardware & software	114,356
Other expenses	118,736
Total expenses	18,511,480
Loss from operations	(6,241,283)
Income tax benefit	2,029,735
Net loss	$ (4,211,548)

See accompanying notes.

USAllianz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2000	$ 1	$ 5,709,999	$ (5,386,436)	$ 323,564
Capital contributions from parent	0	5,000,000	0	5,000,000
Net loss	0	0	(4,211,548)	(4,211,548)
Balance at December 31, 2001	$ 1	$ 10,709,999	$ (9,597,984)	$ 1,112,016

See accompanying notes.

USAllianz Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities:	
Net loss	$ (4,211,548)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in receivable from registered representatives	(85,180)
Increase in concessions receivable	(180,644)
Increase in deferred tax asset	(181,965)
Decrease in other assets	19,697
Increase in commissions payable	247,250
Increase in accrued expenses	107,700
Increase in drafts outstanding	150,062
Increase in other liabilities	450,423
Net cash used in operating activities	(3,684,205)
Financing activities	
Capital contribution from parent	5,000,000
Increase in payable to parent	248,348
Net cash provided by financing activities	5,248,348
Net increase in cash	1,564,143
Cash at beginning of year	1,020,317
Cash at end of year	$ 2,584,460

See accompanying notes.

USAllianz Securities, Inc.

Notes to Financial Statements

December 31, 2001

(1) Nature of Business and Significant Accounting Policies

Description of the Company

USAllianz Securities, Inc. (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (the Parent), which, in turn, is a wholly owned subsidiary of Allianz of America, Inc (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including non-proprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Southwest Securities (Southwest). The Company is a registered investment advisor under the Investment Advisors Act of 1940, as amended. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent to funds its operating losses.

The following is a summary of significant accounting policies followed by the Company:

Securities transactions

The Company's primary source of revenue is concessions it receives on sales of mutual funds, variable annuities and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade date basis. The clearing and depositing operations are provided by Southwest.

Cash and clearing deposit

Cash represents amounts held in depository institutions. In conjunction with the Agreement for Securities Clearance Services with Southwest, the Company is required to maintain a clearing deposit of $100,000 at Southwest. The balance earns interest and is recorded as an asset on the Statement of Financial Condition.

Federal income taxes

The Company's loss is included in AZOA's non-life sub-group consolidated federal income tax return. Under a tax allocation agreement of AZOA, the Company provides for income taxes on its own taxable income or loss and will bear its share of the tax liability or will be reimbursed for current tax benefits. At December 31, 2001, the Company has a $2,363,080 receivable from AZOA for current tax benefits which is netted with Payable to parent on the Statement of Financial Condition.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

The Company has no employees. A management agreement entered into by and between the Company and its Parent exists, whereby the Parent provides certain managerial and consulting services, provides certain equipment and personnel in connection with the Company's business.

Direct costs charged to the Company include salaries, license and filing fees, printing and office supplies, advertising, and travel and entertainment.

Certain indirect costs are allocated to the Company including salaries, employee benefits, operating costs and administrative services incurred by the Parent on behalf of the Company. During 2001, $7,090,265 was allocated to the Company using an allocation method developed by management of the Parent. These allocations are shown in the respective expense category on the Statement of Operations.

During 2001, the Parent made capital contributions to the Company of $5,000,000, which was exchanged for amounts payable to the Parent.

From the prior year through June 30, 2001, the Company provided investment advisory and management services for an affiliate. The management fee was a percentage of the quarterly asset value in reducing percentages from .14% to .02% depending on asset levels and whether the investments were "available for sale" or "held to maturity". The Company also had entered into a sub-advisory agreement with an independent investment advisory firm. The sub-advisory fee was .07% of the quarterly asset value. Both of these agreements were terminated as of July 1, 2001.

(3) Financial Instruments with Off-balance-sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $82,256. At December 31, 2001, the Company had net capital of $679,163, which was $596,907 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.82:1 at December 31, 2001.

(5) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit reflected in the accompanying Statement of Operations is as follows:

Current tax benefit	$ 1,847,770
Deferred tax benefit	181,965
Income tax benefit as reported	$ 2,029,735

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$ 2,184,449
Allocated non-deductible expenses	(154,714)
Income tax benefit as reported	$ 2,029,735

Tax effects of temporary differences giving rise to the significant components of the deferred tax asset at December 31, 2001 are as follows:

Deferred tax assets:	
Litigation accruals	$ 140,000
Other	42,324
Total deferred tax assets	$ 182,324

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through reimbursement from AZOA as the existing taxable temporary differences reverse.

(7) Commitments and Contingencies

The Company is involved in pending legal proceedings arising from the conduct of their business. A litigation reserve of $400,000 has been established and is reported in Other liabilities on the Statement of Financial Condition. In the opinion of management, the reserve established sufficiently covers the Company's exposure and the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

USAllianz Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital		
Stockholder's equity	$	1,112,016
Less nonallowable assets		388,853
Current capital		723,163
Less 'excess fidelity bond deductible'		44,000
Less haircuts		0
Net capital		679,163
Less required capital		
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)		82,256
Excess net capital	$	596,907
Aggregate indebtedness	$	1,233,847
Ratio of aggregate indebtedness to net capital		1.82:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
USAllianz Securities, Inc.:

In planning and performing our audit of the financial statements of USAllianz Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Among the elements of internal control that we considered are the accounting system and control procedures including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Registration T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934, and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used by anyone other than the specified parties.

KPMG LLP

January 25, 2002